

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 12, 2022

Srikumar Vanamali
President
GEX Management, Inc.
662 W. Camp Wisdom Road
Dallas, Texas 75237

> **Re: GEX Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed April 15, 2021**
> **Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 11, 2022**
> **Amendment No 1.Form 10-Q for the Period Ended June 30, 2021**
> **Filed February 8, 2022**
> **File No. 001-38288**

Dear Mr. Vanamali:

We issued comments to you on the above captioned filings on April 28, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 26, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services